

AM 9-12-2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2004 (MM/DD/YY) **AND ENDING** 6/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

I.C.R. Financial Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7863 Girard Avenue, Suite 300
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adolf Kohn (858) 456-6070
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 14 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
SEP 02 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

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I.C.R. FINANCIAL CENTER, INC.

Financial Statements

And

Independent Auditor's Report

June 30, 2005

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California } ss.

County of SAN DIEGO

On AUGUST 24, 2005 (Date) before me, MICHELLE D. KLUSMAN, NOTARY (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared ADOLF KOHN (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.



MICHELLE D. KLUSMAN
COMM. #1482612
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires April 11, 2008
BCT 6

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENT + AUDITOR'S REPORT

Document Date: 6-30-05 Number of Pages: 12

Signer(s) Other Than Named Above: __________

Capacity(ies) Claimed by Signer

Signer's Name: __________

☐ Individual
☐ Corporate Officer — Title(s): __________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: __________

Signer Is Representing: __________



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I.C.R. FINANCIAL CENTER, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I.C.R. Financial Center, Inc.

We have audited the accompanying statement of financial condition of I.C.R. Financial Center, Inc. as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.C.R. Financial Center, Inc. at June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 9, 2005

I.C.R. FINANCIAL CENTER, INC.

Statement of Financial Condition

June 30, 2005

ASSETS

Cash	$52,899
Receivables	1,284
Prepaid and other assets	1,156
	$55,339

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 2,745
Stockholders' equity	
Common stock, 1,000,000 shares authorized, 500,000 shares issued and outstanding	50,000
Retained earnings	2,594
Total stockholders' equity	52,594
	$55,339

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Operations

Year Ended June 30, 2005

Revenues	
Commissions	$1,065,210
Other	9,580
Total revenues	1,074,790
Expenses	
Commissions and clearing charges	589,998
Consulting fee	335,000
Occupancy	81,263
Licenses and registrations	14,065
Outside services	33,740
Communications	19,262
Other	9,389
Total expenses	1,082,717
Net loss	$ (7,927)

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2005

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	500,000	$50,000	$10,521	$60,521
Net loss	-	-	(7,927)	(7,927)
Balance, end of year	500,000	$50,000	$ 2,594	$52,594

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Cash Flows

Year Ended June 30, 2005

Cash flows from operating activities	
Net loss	$ (7,927)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Receivables	4,226
Prepaid and other assets	6,477
Accounts payable and accrued expenses	(1,771)
Net cash from operating activities	1,005
Cash, beginning of year	51,894
Cash, end of year	$52,899

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. I.C.R. Financial Center, Inc. (the "Company") is a subsidiary of Reiblinger Consulting Corporation ("RCC"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment management, advisory, and consulting fees are recognized when earned.

Income Taxes. The Company files consolidated federal and state income tax returns with RCC. RCC has sufficient net operating losses to offset the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

Concentration of Credit Risk. The company maintains a cash balances with a financial institutions. Management performs periodic evaluations of the relative credit standing of the institutions. The Company has not sustained any material credit losses relating to its cash accounts.

Receivables are due primarily from individual customers and financial institutions such as investment companies, insurance companies, and clearing broker/dealers. No allowance for doubtful accounts was considered necessary at June 30, 2005.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2005.

2. RELATED PARTY TRANSACTIONS

During fiscal 2005, the Company paid a consulting fee of $335,000 to RCC.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

At June 30, 2005, the Company had a ratio of 0.05 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2005, the Company had net capital of $50,416 which was $45,416 in excess of the amount required by the SEC.

4. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

****

I.C.R. FINANCIAL CENTER, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2005

	FOCUS X-17A-5 Part IIA
Total stockholders' equity	$52,594
Less non-allowable assets	
Receivables	1,022
Deposit with clearing organization	1,156
Net capital	$50,416
Total aggregate indebtedness	$ 2,745
Ratio of aggregate indebtedness to net capital	0.05
Minimum net capital required	$5,000

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of June 30, 2005.

I.C.R. FINANCIAL CENTER, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2005

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2005; and a reconciliation to that calculation is not included herein.

I.C.R. FINANCIAL CENTER, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2005

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

I.C.R. Financial Center, Inc.:

In planning and performing our audit of the financial statements of I.C.R. Financial Center, Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 9, 2005